United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Table of Contents

USGAAP Press Release

USGAAP Financial Pages

Report of Independent Registered Public Accounting Firm

Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006

Condensed Consolidated Statements of Income for the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006

Notes to the Condensed Consolidated Financial Information

Supplemental Financial Information

Signature Page

US GAAP

REAPING THE REWARDS OF DIVERSIFICATION
CVRD performance in the first quarter of 2007
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Department of Investor
Relations
Roberto Castello Branco
Alessandra Gadelha
Marcelo Silva Braga
Patricia Calazans
Theo Penedo
Virgínia Monteiro
Tel: (5521) 3814-4540
Rio de Janeiro, May 3rd 2007 – Companhia Vale do Rio Doce (CVRD) maintained in the first quarter of 2007 (1Q07) performance consistent with its focus on continuous improvement deriving from its efforts to make the best use of opportunities presented by the long cycle of minerals and metals through investment in organic growth and acquisitions backed by rigorous discipline in capital allocation. These efforts have produced strong expansion in the Company’s productive capacity and diversification of its assets portfolio, which, among other benefits, has allowed it to leverage its exposure to the economic cycle.
In order to facilitate comparisons with the past and better evaluate CVRD’s performance, we shall, in this document, be using pro forma data for 1Q06 – as if Inco Ltd., now CVRD Inco Ltd., had been acquired from January 1st 2006 – with the exception of information concerning debt and investments. Complete accounting information for 1Q06 can be found in the report “Financial Information – first quarter of 2007”, filed at the U.S. Securities and Exchange Commission (SEC) and Comissão de Valores Mobiliários (CVM) in Brazil and in reports on CVRD’s results for the first quarter of 2006 (www.cvrd.com.br/ investors relations section).
In 1Q07, new records were set:
•	1Q07 was the best first quarter in CVRD’s history for sales of various products: iron ore (58.6 million metric tons), pellets (7.9 million metric tons), refined nickel (71 thousand metric tons, on a pro forma basis), copper (66 thousand metric tons, on a pro forma basis), cobalt (580 metric tons, on a pro forma basis) alumina (700 thousand metric tons), aluminum (134 thousand metric tons, on a pro forma basis) potash (161 thousand metric tons) and rail transport of general cargo (6.0 billion net ton-kilometers (ntk)).

•	Gross revenue of US$ 7.680 billion, an increase of 63.4% over 1Q06.

•	Operational profit as measured by adjusted EBIT(a) (earnings before interest and taxes) of US$ 2.702 billion, US$ 1.078 billion more than 1Q06.

•	Net earnings of US$2.217 billion, equal to US$0.92 per share, an 86.9% increase on 1Q06.

•	Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) of US$3.184 billion, 58.4% more than the US$2.010 billion of 1Q06.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: CVRD Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), CVRD International, and CVRD Overseas.
1Q07

US GAAP
Investments totaled US$1.360 billion, of which US$ 923 million in organic growth and US$ 437 million in sustaining existing operations. In addition to these investments, the acquisition of 100% of Inco Ltd (now CVRD Inco Ltd) was concluded in January 2007, with the payment of US$ 2.053 billion to the remaining shareholders and in April the financial settlement of the acquisition of AMCI Holdings Australia was completed, with the payment of A$835 million, equivalent to US$ 656 million.
AMCI Australia will be consolidated into CVRD financial statements as from 2Q07.
On April 30, CVRD paid the first installment of 2007 dividends, of US$ 0.34 per share, a total of US$ 825 million. The second installment proposed in January of this year, of US$ 825 million, will be considered at the meeting of the CVRD Board of Directors scheduled for October 18, 2007. If the proposal is approved, our shares will be traded ex-dividend on October 19 both on Bovespa and NYSE, and dividend payment will be on October 31.
SELECTED FINANCIAL INDICATORS

	US$ million
	Pro forma
	1Q06	4Q06	1Q07%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	4,701	7,494	7,680	63.4	2.5
Adjusted EBIT	1,624	2,180	2,702	66.4	23.9
Adjusted EBIT margin (%)	35.7	29.8	36.1
Adjusted EBITDA	2,010	2,623	3,184	58.4	21.4
Net earnings	1,186	1,573	2,217	86.9	40.9
Earnings per share (US$)	—	0.65	0.92
ROE (%)	—	33.2	34.3
Total debt/ adjusted LTM EBITDA (x)	—	2.00	1.88
Capex *	1,126	19,611	1,360	20.8	-93.1

*	includes acquisition
ACCOUNTING AND NON-CASH ADJUSTMENT OF INVENTORIES — FAS 141/142
According to FAS 141 and 142, pronouncements made by the United States Financial Accounting Standards Board (FASB) in January 2003, the values of all assets of the acquired company should be updated to market prices, including inventories. When these inventories are sold the value of the inventory at production cost is recognized in the relevant accounts and the difference between its market value and production cost is recorded in a specific account as a component of COGS.
The market value of the CVRD Inco inventories on December 31, 2006 was calculated at US$ 3.1 billion, while the cost of production value was US$1.4 billion, a difference of US$1.7 billion. Of this total, US$ 946 million was booked in 4Q06 considering CVRD Inco’s 87.73% participation in December 2006 and in 1Q07 we are booking US$ 984 million.
Since CVRD completed the acquisition of Inco Ltd shares in January 2007, increasing its participation from 87.73% to 100%, and since nickel prices rose significantly after the start of the acquisition of Inco Ltd. in October 2006, a final adjustment of US$ 78 million will be made in 2Q07.
1Q07

US GAAP
However, it is important to emphasize once again that the entries determined by FAS 141 and 142 have a non-cash accounting effect.
To make the effect of the accounting of the inventory adjustments clear, we present below the data relating to the main indicators of CVRD’s performance in 1Q07 and 4Q06, with and without the effect of the adjustment made.
EFFECT OF INVENTORY ADJUSTEMENT ON SELECTED FINANCIAL INDICATORS

	US$ million
	4Q06 - A	4Q06 - B	1Q07 - A	1Q07 - B
Adjusted EBIT	2,180	3,126	2,702	3,686
Adjusted EBIT margin (%)	29.8	42.7	36.1	49.2
Adjusted EBITDA	2,623	3,569	3,184	4,168
Net earnings	1,573	2,165	2,217	2,837
Earnings per share (US$)	0.65	0.90	0.92	1.17
ROE (%)	33.2	38.0	34.3	37.0

A – including stock adjustment

B – excluding stock adjustment
BUSINESS OUTLOOK
The global economy continues to expand above 4% for the fifth year running, which may be the longest period of growth since the Second World War. Productivity growth, the globalization of markets, continuing low rates of inflation and expectations anchored on sound monetary policies have been important levers for global prosperity.
As a consequence of the strong global growth and of Chinese economic development, minerals and metals markets are also going through a long up cycle. Taking as a basis the behavior of the LMEX, the London Metal Exchange index for base metals (aluminum, copper, nickel, zinc, tin and lead), the present cycle is 65- month old accumulating a 330% increase. This is by far the longest cycle in metal prices since 1970.
The same factors that helped to explain the growth of the global economy until now will continue to influence its performance over the next 12 to 18 months. Thus we expect robust expansion in global economic activity in 2007 and 2008, with a transition in the short term to a more moderate and sustained growth rate than the 5.4% observed in 2006 by the IMF.
In the Euro zone, the normalization of monetary policies, affected through the gradual raising of short term interest rates by the European Central Bank, has been well absorbed, mainly by Germany, its largest economy. The German IFO research released recently shows growing optimism in relation to the future, suggesting that the German economy is being influenced by domestic factors such as increased investments and gains in productivity not fully factored into previous estimates.
The rest of the Euro zone economy is also expanding at a relatively high rate and the picture is similar in the UK.
In Japan, where imports of iron ore for the fiscal year, which ended in March, were the highest since the end of the period of accelerated growth in the first half of the 70’s, prospects are good. GDP is expected to grow at a rate slightly above the long term trend, stimulated by increased investment.
1Q07

US GAAP
In China, 1Q07 was the fifth quarter running with GDP growth higher than 10% a year, with a growth rate of 11.1%, lower only than the 11.5% seen in 2Q06. Industrial production is growing at 17% a year and investments in fixed assets at 25%.
Although inflation rose in March, core inflation is close to 2%, in line with the main economies in the world. Since China has a quasi-fixed exchange rate regime, its inflation naturally tends to converge to the rate prevailing in the rest of the world. Consequently we consider the risk of increased inflation to be low and not to pose a threat to GDP growth.
In general, the emerging market economies in Asia, Eastern Europe and Latin America continue to enjoy extraordinarily favorable conditions, with gains in terms of exchange, substantial influx of foreign capital, low inflation and strong economic growth.
In the United States, where the economy had been growing at 3.5% a year since the beginning of 2003, the rate of expansion fell to an average of 1.9% from the third quarter of last year, as a result of the gradual tightening of monetary policies between June 2004 and June 2006 and the strong correction in the residential real estate market.
The US housing downturn poses the main risk for continued global expansion. An American recession could cause a significant negative impact on global economic growth since the United States is responsible for a third of the world’s GDP (at market exchange rates), is the world’s largest importer and has the most sophisticated capital market in the world.
However, there are several reasons to minimize this risk.
Firstly, it is not yet clear whether the present situation is a mid-cycle pause, as occurred in 1986 and 1995, or if it represents the early stages of a protracted slowdown. So far, there was no spillover of the housing downturn into other sectors of the US economy with consumer spending continuing to grow and healthy financial market conditions.
Past experience tells us that there could be a synchronization in the deceleration of global economic activity caused by events of a global nature (the first petroleum shock of 1974), by the coincidence of macro-economic restrictive policies (as at the beginning of the 80’s) or by global movements in the prices of financial assets (as in the generalized fall in equity prices in 2000).
The spillover of the current deceleration in the United States to other countries is limited by the fact that it is caused by factors specific to the American economy, concentrated in the housing market which import content is very small. The present situation tends to approximate much more of the one that was originated by the solvency problems of savings and loan associations (S&L), a question circumscribed to the American economy and with no common elements to the rest of the world, that caused a brief recession in the US in 1991 without causing a spillover into the global economy.
Therefore, this suggests that the performance of the rest of the global economy can decouple from the US economy, continuing to support the current minerals and metals cycle.
Fundamentals of the various segments of the minerals and metals markets remain very robust allowing us to maintain our optimism about the future performance of CVRD. Consumption is growing considerably, there is practically no idle capacity, supply reaction is slow and inventories are at very low levels.
1Q07

US GAAP
Steel production continues to expand, growing by 10.2% in 1Q07 relative to 1Q06, with China as the main engine, at 22.3%. Production in the rest of the world is growing at a relatively high rate, 4.4%, with expansion in all regions except North America. As a reflection of the robustness of global demand, increase in production has been accompanied by a rise in prices of steel products since December 2006. At the end of April 2007, the CRU Global steel price index (CRUspi) surpassed the previous historic peak recorded in July 2006.
The intensity of this movement has put considerable pressure on the demand for metallics (pig iron, scrap and HBI), whose prices have risen significantly, iron ore and pellets.
In spite of the increase in local production, Chinese imports of iron ore in 1Q07, on a de-seasonalized and annualized basis, reached 417.8 million metric tons, which is 28% more than the 326.3 million metric tons imported in 2006.
At the same time iron ore spot prices have risen, continuing the growth which started in October 2006, reaching levels about US$ 10 higher than the C&F prices of CVRD products in China, in spite of record prices of maritime freight from Brazil to Asia.
Nickel prices have beaten historic records as a result of the significant growth in demand in a environment characterized by historically low inventories, and supply growth restrictions, with no new projects coming on stream in 2007/2008.
It is hoped that growth in global stainless steel production will continue to slow in the next few months to a rate more sustainable in the long term. Demand for nickel for other applications coming from the oil and gas industries, aerospace and batteries holds firm, and no sudden changes are expected.
Although the expansion in stainless steel output is expected to be lower this year, 7% as opposed to 16% in 2006, and in spite of the substantial increase in production of nickel pig iron in China, we estimate that the growth in nickel supply will be sufficient only to meet the increase in consumption, with nothing available for the necessary replacement of inventories.
In the face of the severe shortage of refined nickel, increased production of nickel pig iron is supporting at the margin the growth of series 200 stainless steel production in China. However, there are various challenges to be overcome: high production costs, logistics (imports of millions tons of lateritic nickel ore), low nickel content and high levels of sulphur and phosphorous, intensive energy consumption and the negative impact on the environment.
Global aluminum consumption grew at an average annual rate of 7.9% in the period 2002/2006, which was due not only to China, but also to its increased use in various applications. In the short term, the significant increase in production by China and the weakening of demand in the USA have not been able to change the price trend. Prices have remained at about US$ 2,700 per metric ton since 4Q06, due to the strong demand from Asia, Europe and Latin America.
The resumption of Chinese imports reversed the trend of falling copper prices initiated in May 2006. Supply of this metal, like nickel, faces multiple constraints to its expansion, although there are no technological hurdles to be overcome.
The mines in operation are suffering from the effects of lack of off-road tires and decline in grades, there is no inventory of projects of a significant size coming on stream and those being developed have faced numerous difficulties, such as long lead times for delivery of equipment, high investment costs and delays with environmental licenses.
1Q07

US GAAP
RECORD REVENUES: US$ 7.7 BILLION
Gross revenue of US$ 7.680 billion was a new quarterly record. This was a variation of 63.4% on 1Q06, when we obtained revenue of US$ 4.701 million. Price increases were responsible for 77% of the growth in revenue of US$ 2.979 billion between 1Q06 and 1Q07.
Shipments of non-ferrous minerals represented 44.6% of gross revenue, overtaking ferrous minerals for the first time, the latter contributing 41.8%. This was due to raised nickel prices and, on the other hand, to the fact that the new iron ore and pellet prices were not incorporated into 1Q07 revenue. Aluminum products — bauxite, alumina and primary aluminum — made up 8.5% and logistics services 4.3%.
Asia maintains its position as our primary sales destination, providing 43.4% of total revenue. Our revenue from sales to Asian countries practically doubled in a year, from US$ 1.736 billion in 1Q06 to US$ 3.330 billion in 1Q07. The Americas were the second main destination with 33.4%, and Europe with 20.1%.
On a country level, sales to China represented 16.1% of revenue, Brazil 14.8%, Japan 11.5% and the United States 9.9%.
GROSS REVENUE BY DESTINATION
US$ million

	Pro forma
	1Q06%		4Q06%		1Q07%
Americas	1,658	35.3	2,436	32.5	2,563	33.4
Brazil	855	18.2	1,149	15.3	1,138	14.8
USA	350	7.4	558	7.4	757	9.9
Others	453	9.6	729	9.7	668	8.7
Asia	1,736	36.9	3,090	41.2	3,330	43.4
China	777	16.5	1,275	17.0	1,239	16.1
Japan	553	11.8	932	12.4	886	11.5
Others	406	8.6	883	11.8	1,205	15.7
Europe	1,144	24.3	1,694	22.6	1,541	20.1
Rest of the World	163	3.5	274	3.7	246	3.2
Total	4,701	100.0	7,494	100.0	7,680	100.0
CONTROLLING COSTS
Cost of goods sold (COGS) totaled US$ 4.390 billion, against US$ 2.530 billion in 1Q06 and US$ 4.387 billion in 4Q06.
If we discount from COGS related to 1Q07 the inventory adjustment (US$ 984 million) and the depreciation variation (US$ 194 million), the effective increase in relation to 1Q06 would be US$ 682 million, of which US$ 247 million due to greater production and sales volume and US$ 114 million due to depreciation of the US dollar against the currencies in which our costs are incurred.
The expansion of our geographic diversity also increased the diversification of our exposure to currency risks. In 1Q07 the Company’s COGS as per exchange rate exposure was as follows: 45% in Brazilian reais, 27% in Canadian dollars, 25% in US dollars, 2% in Indonesian rupiah and 1% in other currencies (Euros, British pounds, Japanese yeans, Chinese renminbi). Between 1Q06 and 1Q07 there was an appreciation of 2% of the basket of currencies which are relevant for our costs against the US dollar.
1Q07

US GAAP
A greater diversification in our portfolio of assets has changed the composition of the Company’s COGS, the acquisition of products becoming the main component, with 23.3%, therefore surpassing outsourced services1. However, it is worthwhile mentioning that there is a strong cyclical component to this cost item, since both quantities and prices of goods tend to vary in tandem with economic cycles.
In 1Q07 cost of products acquisition totaled US$ 792 million as against US$ 473 million in 1Q06 (at that time represented 18.7% of COGS). Higher prices account for 62% of this variation, therefore numbers for COGS for 1Q07 encompass an increase of US$ 319 million due to cyclical factors , which is almost half the cost increase excluding the extraordinary inventory adjustment and the depreciation variation, US$ 650 million.
Costs with purchases of nickel products reached US$ 446 million, against US$ 188 million in 1Q06. This amount includes the acquisition of refined nickel for resale and also of concentrates and other intermediary products which are processed and refined in our plants.
Costs with acquisition of iron ore and pellets were US$ 252 million, a reduction of US$ 51 million compared with 1Q06.
The volume of iron ore purchased in 1Q07 was 1.831 million metric tons, as against 2.303 million in 4Q06 and 3.214 million in 1Q06.
In the case of pellets, due to the considerable demand expansion, CVRD increased in this quarter its purchases from the Tubarão joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras) in order to comply with commitments to its clients: 3.266 million metric tons against 2.266 million metric tons in 4Q06 and 2.102 million metric tons in 1Q06.
Purchases of bauxite from Trombetas totaled US$ 72 million, while alumina purchases reached US$ 10 million. With the start of operations of the Paragominas mine, the volume of bauxite purchases should gradually return to 2005 levels, equivalent to our take in MRN.
Manganese ore purchases amounted to US$ 10 million, in line with the same period the previous year, at US$ 9 million.
Over the last few years, costs with outsourced services have been systematically pressuring CVRD’s COGS. It share increased from 18.4% in 2003 to 24.3% in 2006. In 1Q07, this item amounted to US$ 500 million, a decrease of US$ 21 million compared to 1Q06 and US$ 145 million against 4Q06.
The main items of outsourced services in the 1Q07 were costs related to rail freight, mainly for transportation of iron ore produced in the Southern system, US$ 122 million, maintenance of equipment and installations US$ 88 million, and removal of waste and ore, US$ 52 million.
Outsourced services costs used to be the main COGS component, and had it participation diminished to 14.7% in 1Q07. In parallel to the rising importance of products acquisition, due to the economic cycle, the decrease of this item participation was due to a large extent to a series of initiatives put in place by CVRD to tame costs. Among them we can highlight restructuring of various service contracts, concentrating the provision of a service in a single supplier instead of using various suppliers to carry out different parts of a service, the development of partnerships with suppliers and the bringing in-house of waste and ore removal — although this will lead to increase expenses with other COGS items such as personnel, fuel and maintenance, but resulting in a larger decrease in the cost of outsourced services.

[1]	The share of each item in the Company’s COGS is based on the total COGS before the inventory adjustments.
1Q07

US GAAP
The price cut of outsourced services was essential for the reduction in expenses in 1Q07. Prices have contributed with US$ 108 millions to the QoQ reduction in costs and with US$ 83 millions to the YoY variation.
Costs with material, 15.1% of total COGS, totaled US$ 514 million, having grown US$ 149 million over 1Q06. The main components of materials costs were: replacement parts and maintenance materials, US$ 170 million, inputs, US$ 90 million, and tires and conveyor belts, US$ 30 million.
Materials prices continue to pressure costs, being responsible for 68% of their increased expenditure.
Energy costs — 14.2% of COGS — reached US$ 483 million, made up of US$ 280 million for fuel and gases and US$ 203 million for electricity. The increase in sales volumes explains 62% of the US$ 93 million rise in this cost item, while the effects of higher prices and of the depreciation of the dollar are responsible for 19.4% and 18.3%, respectively.
Expenses with electricity increased 36.2%, which is explained mainly by the higher prices paid for aluminum operations, which are vulnerable to appreciation in the Brazilian real and to hikes in metal prices.
Personnel expenses at 12.8% of COGS reached US$ 437 million, a rise of 32% in relation to 1Q06. This rise reflects salaries adjustments (US$ 75 million), an increase in overall personnel made necessary by growth of activities (US$ 25 million) and the exchange rate effect (US$ 6 million).
Expenses with demurrage — fines paid for delays in loading ships at the Company’s maritime terminals — reached US$ 16 million, against US$ 10 million in 1Q06. Operational problems with the railroads due to the Brazilian rainy season caused lack of iron ore inventory in the maritime terminals, meaning delays in loading ships and greater demurrage costs, which jumped from US$ 0.20 per metric ton of iron ore shipped in 1Q06 to US$ 0.31 per metric ton this quarter.
Depreciation and amortization, accounting for 11.3% of COGS, was US$ 386 million, double that of 1Q06, influenced by the start up of operations in various projects in the last 12 months.
Sales, general and administrative expenses (SG&A) came to US$ 268 million, 25.8% more than 1Q06, a reflection of greater expenses with personnel (US$ 22 million), rents and taxes (US$ 13 million), services (US$ 12 million) and depreciation (US$ 7 million).
Expenses with R&D reached US$ 113 million in the quarter, an increase of US$ 28 million over the same period in the previous year, in a pro forma basis, with US$ 58 million being spent on research in Brazil.
Other operational expenses came to US$ 16 million, as against US$ 99 million in 1Q06. This reduction is mainly due to the reversion of the provision for taxes payment — PIS/COFINS — of US$ 150 million supported by a Brazilian court decision.
1Q07

US GAAP
COST OF GOODS SOLD
US$ million

	1Q06%		4Q06%		1Q07%
Outsourced services	521	20.6	645	18.7	500	14.7
Material	365	14.4	572	16.6	514	15.1
Energy	390	15.4	503	14.6	483	14.2
Fuels	241	9.5	312	9.1	280	8.2
Electric energy	149	5.9	191	5.6	203	6.0
Acquisition of products	473	18.7	762	22.1	792	23.3
Iron ore and pellets	201	7.9	188	5.5	252	7.4
Aluminum products	69	2.7	60	1.7	82	2.4
Nickel	188	7.4	482	14.0	446	13.1
Other products	15	0.6	32	0.9	12	0.4
Personnel	331	13.1	407	11.8	437	12.8
Depreciation and exhaustion	192	7.6	350	10.2	386	11.3
Others	258	10.2	202	5.9	294	8.6
Total before inventory adjustment	2,530	100.0	3,441	100.0	3,406	100.0
Inventory adjustment FAS 141/142	—		946		984
Total	2,530		4,387		4,390
OPERATIONAL PERFORMANCE: NEW RECORDS
CVRD’s operational profit, measured by adjusted EBIT, was US$ 2.702 billion in 1Q07, the highest in the Company’s history, even with the US$ 984 million inventory adjustment. If this adjustment is excluded, operational profit reaches US$ 3.686 billion, giving an 83.6% growth over 1Q06.
Adjusted EBIT Margin, without the non-cash cost of US$ 984 million, would have been 49.2%, a quarterly record.
NET EARNINGS EXCEED THE US$ 2 BILLION MARK FOR THE FIRST TIME
CVRD’s net earnings in 1Q07 reached US$ 2.217 billion, equivalent to US$ 0.92 per share, the best quarterly result ever for the Company. This amount is 86.9% greater than in 1Q06, which was US$1.186 billion. If we exclude the extraordinary effect of the non-cash accounting adjustment of US$ 984 million, net earnings would be US$ 2.837 billion, two and a half times the US$ 1.186 billion reported in 1Q06.
The major direct influences on net earnings performance were the increase of US$ 1.078 billion in operational profit and an improvement of US$ 394 million in the financial result, partially offset by an increase of US$ 342 million in tax paid.
This quarter no assets were sold, whilst in 1Q06 the company had a capital gain of US$ 9 million from the sale of its share in Nova Era Silicon (NES).
The net financial result was US$ 232 million, as compared with a negative result of US$ 162 million in 1Q06.
Financial income went from US$ 50 million in 1Q06 to US$ 121 million in 1Q07, because of higher interest rates and the increase in cash holdings.
Financial expenses increased by US$ 185 million, going from US$ 474 million in 1Q06 to US$ 659 million in 1Q07. Interest payments rose at US$ 43 million, considering pro forma basis.
1Q07

US GAAP
On the other hand there was a net improvement of US$ 156 million in derivative operations. Since the Company carried out a swap of the Brazilian real-linked interest rates of its non-convertible debentures into a US dollar linked interest rate and the Brazilian currency appreciated against the US dollar, there was a gain that is responsible for a major share of the US$ 156 million recorded improvement.
The marking-to-market of the shareholders’ debentures caused a negative impact of US$ 187 million in financial expenses in 1Q07. This adjustment on the book value of the shareholders’ debentures was due to a sharp rise in their prices in the secondary market.
The behavior of monetary variation was positive for the financial result to the amount of US$ 509 million, given the strengthening of the real against the US dollar and the increase in the Company’s total debt.
Equity income contributed US$ 138 million to net profit in 1Q07, a reduction of US$ 18 million in relation to the same period the previous year.
Investments in ferrous minerals companies were responsible for 60.1%, logistics 16.7%, aluminum 15.9% and coal 6.5%.
Stakes in ferrous minerals companies generated US$ 83 million, in line with the US$ 78 million recorded for 1Q06, in spite of the loss of income due to the sale of GIIC in May 2006. Samarco was the joint venture which most contributed to CVRD profits, coming in with US$ 60 million against US$ 39 million in 1Q06.
Equity income from MRS Logistica increased from US$ 14 million in 1Q06 to US$ 23 million in 1Q07.
Equity income from MRN (bauxite) also showed an increase. From US$ 12 million in 1Q06 to US$ 22 million in 1Q07.
Equity income from coal joint ventures in China (Henan Longyu Energy Resources Ltd. and Shandong Yankuang International Coking Company Ltd) added another US$ 9 million, against US$ 7 million in 1Q06.
Equity income from shares in the steel industry was a mere US$ 1 million in 1Q07, compared with US$ 41 million in 1Q06. With the decision to sell part of the Company’s shares in Usiminas, the remaining holding, of less than 20% of the Usiminas voting capital, is no longer eligible for reporting as an equity income source in our financial statements.
EQUITY INCOME BY BUSINESS SEGMENT
US$ million

	1Q06%		4Q06%		1Q07%
Iron ore and pellets	78	50.0	78	42.6	83	60.1
Aluminum, alumina and bauxite	16	10.3	20	10.9	22	15.9
Logistics	14	9.0	27	14.8	23	16.7
Steel	41	26.3	54	29.5	1	0.7
Coal	7	4.5	4	2.2	9	6.5
Total	156	100.0	183	100.0	138	100.0

US GAAP
RECORD CASH GENERATION
In the first quarter of 2007, cash generation, as measured by adjusted EBITDA, reached US$ 3.184 billion, a new quarterly record, with growth of 58.4% in relation to the US$ 2.010 billion of 1Q06.
1Q07 was the 20th consecutive quarter of growth in LTM (last twelve months) accumulated adjusted EBITDA amount.
The main reason for the US$ 1.174 billion adjusted EBITDA growth relative to 1Q06 is the increase in adjusted EBIT to the amount of US$ 1.078 billion.
Dividends paid to CVRD in 1Q07 by non-consolidated companies – associated companies and joint ventures – amounted to US$ 90 million, compared to US$ 112 million received in 1Q06. The largest payment came from Samarco, which distributed US$ 50 million to CVRD. The Company also received dividends from MRN, US$ 29 million, and from CSI, US$ 11 million.
Adjusted EBITDA for 1Q07, excluding the non-cash effect of inventory adjustment to the amount of US$ 984 million, was US$ 4.168 billion and in the 12-month period ending March 2007 was US$ 12.480 billion.
In 1Q07, the distribution of adjusted EBITDA (excluding inventory adjustment) by business area was: ferrous minerals 43.9%, non-ferrous minerals 48.2%, aluminum 7.3% and logistics 3.0%, discounting R&D expenses, which represented 2.4% of adjusted EBITDA.
QUARTERLY ADJUSTED EBITDA

	US$ million
	Pro forma
	1Q06	4Q06	1Q07
Net operating revenues	4,551	7,313	7,489
COGS	(2,530)	(4,387)	(4,390)
SG&A	(213)	(269)	(268)
Research and development	(85)	(175)	(113)
Other operational expenses	(99)	(302)	(16)
Adjusted EBIT	1,624	2,180	2,702
Depreciation, amortization & exhaustion	274	379	392
Dividends received	112	64	90
Adjusted EBITDA	2,010	2,623	3,184
A HEALTHY BALANCE-SHEET
Despite the sharp increase in investments, the Company continues to enjoy a healthy balance-sheet, with lower leverage ratios, lower costs, and a longer debt maturity.
The Company’s total debt of March 31, 2007 was US$ 23.480 billion, against US$ 22,581 billion at December 31, 2006 and US$ 6.063 billion at March 31, 2006. Net debt as of March 31, 2007 was US$ 19.526 billion, with a cash position of US$ 3.954 billion.
The concentration of financial disbursements in April – among them the dividend payment (US$ 825 million), the acquisition of AMCI Australia (US$ 656 million) and the payment of the remaining balance the two-year bridge loan of US$ 14.6 billion used to finance the acquisition of Inco Limited (Inco) – led to a temporary increase in the Company’s debt through the raising of short term credit lines and, at the same time the maintainance of significant cash balances, which was invested in short term financial assets at the end of 1Q07.
1Q07

US GAAP
In the 2Q07, this increase in debt will be canceled by the repayment of the short term debt using the Companies’ operational cash flow proceeds.
In March 2007, the CVRD PRI notes, with five-year maturity and insurance for country risk with nominal value of US$ 111.4 million, expired and were redeemed.
Total debt in March 2007 was made up of 47% of obligations at floating interest rates and 53% at fixed interest rates, 99% of which denominated in US dollars, already reflecting the effect of the swap of Brazilian reais for dollars carried out through the non-convertible debentures.
At the same time, the average debt maturity lengthened from 8.36 years in December 2006 to 8.71 years in March 2007.
Average cost of debt (before tax) for the Company was 6.4% p.a. in March 2007, having been reduced 99 basis points in relation to its 1Q06 level.
The leverage ratio, as measured by gross debt/adjusted LTM EBITDA(d), shows a reduction, from 2.00x2 at December 31, 2006 to 1.88x3 at March 31, 2007. Interest coverage, indicated by the adjusted LTM EBITDA/LTM interest paid ratio(e), shows a slight variation, from 15.94x at the end of 2006 to 15.63x at March 31, 2007. The relation between total debt and enterprise value (f) went from 25.7% to 22.4%.
The Company has renewed a revolving credit line facility with a bank syndicate to the amount of US$ 650 million, with longer due maturity and a reduction in fees and interest rates. CVRD has total revolving credit lines to the amount of US$ 1.9 billion, which gives us a cushion of short term liquidity and a more efficient cash flow management tool.
FINANCIAL EXPENSES

	US$ million
	Pro forma
Gross interest on:	1Q06	4Q06	1Q07

Debt with third parties	(322)	(293)	(365)
Debt with related parties	(2)	(1)	(2)
Sub-total	(324)	(294)	(367)

Other Financial expenses on:	1Q06	4Q06	1Q07

Tax and labour contingencies	(26)	(28)	(15)
Tax on financial transactions (CPMF)	(21)	(84)	(53)
Derivatives	(71)	(97)	85
Others	(32)	(205)	(309)
Sub-total	(150)	(414)	(292)
Total	(474)	(708)	(659)

[2]	Considering, in 4Q06, pro forma consolidated adjusted LTM EBITDA of US$ 11.306 billion

[3]	Considering, in 1Q07, pro forma consolidated adjusted LTM EBITDA of US$ 12.480 billion
1Q07

US GAAP
DEBT INDICATORS

	US$ million
	1Q06	4Q06	1Q07
Gross debt	6,063	22,581	23,480
Net debt	4,419	18,133	19,526
Gross debt / adjusted LTM EBITDA (x)	0.84	2.00	1.88
Adjusted LTM EBITDA / LTM interest expenses (x)	27.08	15.94	15.63
Gross debt / EV (%)	10.31	25.68	22.36
Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals
1Q07 was the Company’s best ever first quarter with respect to shipments of iron ore and pellets: 66.565 million metric tons as compared with 63.886 million in 1Q06, an increase of 4.2%. This took place in spite of heavy rain during the period which, as well as slowing down production in the mines, especially in Itabira, also seriously disrupted rail transportation, in the Southeast System, slowing down the flow of goods from the mines to the ports.
In 1Q07, sales of iron ore reached 58.626 million metric tons, an increase of 1.1% compared with the 57.992 million of 1Q06.
Sales of pellets in the quarter reached 7.939 million metric tons, 35% above the sales for the same period in the previous year, when there was a stoppage of production in the São Luis plant. In relation to 4Q06, shipments of pellets were up 11%.
The growth in sales of pellets was helped by the production of 4.175 million metric tons and by purchases from the Tubarão joint ventures for resale to our clients of 3.266 million metric tons.
Shipments of iron ore to China reached 21.664 million metric tons in 1Q07 and 80.167 million metric tons in the last 12 months ending in March 2007. China has increased successively its share in CVRD iron ore sales, moving from 26.9% in 1Q06 to 32.5% in 1Q07.
Sales to the Brazilian market represent 21.4% of the total – 13.0% to steel mills and pig iron producers and 8.3% to the pelletizing joint ventures (Samarco, Nibrasco, Kobrasco, Hispanobras and Itabrasco). The Japanese market has taken up 8.9% of shipments, while Germany and France maintained their shares steady at 7.8% and 3.9% respectively.
Iron and pellets prices for 2007, with increases of 9.5% and 5.28%, respectively, relative to 2006, were not reflected in the 1Q07 results, due to a re-negotiation by a large number of European clients of the reference period for prices, moving from a calendar year to the Japanese tax year, which begins April 1 and ends March 31. For this reason the effect of the new prices will only effectively be reflected in CVRD results in 2Q07.
The average sale price per metric ton for iron ore in 1Q07 was US$ 41.79 per metric ton, 21.2% over 1Q06, incorporating the effects of the 19% hike obtained in 2006. This only began to be seen in 2Q06 because of the late closing of negotiations. Average pellet price US$ 75.07 per metric ton, was in line with the 1Q06 price of US$ 75.33 per metric ton.
1Q07

US GAAP
Shipments of ferro-alloys reached 124 thousand metric tons, similar to the 1Q06 amount of 126 thousand metric tons.
In a reflection of the price recovery driven by the growth of global demand and the shut down of production capacity of the swing producers, the average sale price of ferro alloys reached US$ 1,000 per metric ton, 32.6% over the level recorded for 1Q06.
The Company is restructuring the manganese and ferro alloy segments with a view to cutting costs, maximizing efficiency and aligning production, both qualitatively and quantitively, with demand.
Revenue from ferrous minerals — iron ore, pellets, manganese and ferro alloys –was US$ 3.207 billion in 1Q07, an increase of 24.4% over 1Q06. Iron ore represents 71.7% of this growth.
Revenues with iron ore amounted to US$ 2.450 billion, pellets US$ 596 million, operation services for the Tubarão pelletizing plants US$ 18 million, manganese ore US$ 6 million and ferro alloys US$ 124 million.
The adjusted EBIT margin was 50.9%, an increase of 610 base points in relation to the 44.8% of 1Q06.
Adjusted EBITDA totaled US$ 1,828 billion, an increase of 37.0% compared to that obtained in 1Q06.
FERROUS MINERALS

	1Q06	4Q06	1Q07
Adjusted EBIT margin (%)	44.8	43.4	50.9
Adjusted EBITDA (US$ million)	1,334	1,668	1,828
Non-ferrous minerals
Revenues from sales of non-ferrous minerals – nickel, copper, kaolin, potash, platinum group of metals, precious metals and cobalt – totaled US$ 3.427 billion, a quarterly landmark for the Company, and more than double the revenue of US$ 1.358 billion recorded for 1Q06.
Revenue from nickel sales was US$ 2.860 billion, from copper US$ 364 million, metals in the platinum group US$ 70 million, kaolin US$ 50 million, and potash US$ 32 million.
The adjusted EBIT margin with non-ferrous business, excluding the extraordinary item related to the accounting adjustment for inventory, would be 52.2%, against 24.3% in 1Q06.
Adjusted EBITDA, without the extraordinary effect mentioned in the paragraph above, amounted to US$ 2.011 billion, more than four times greater than that of US$469 million recorded in 1Q06.
1Q07 was the Company’s best fist quarter in terms of sales of nickel, copper, cobalt and potash.
Shipments of refined nickel in 1Q07 totaled 71 thousand metric tons, 10.9% over the volume sold in 1Q06. Average price obtained was US$ 40,339 per metric ton — US$ 18.30 per pound – an increase of 170% compared with 1Q06.
1Q07

US GAAP
In 1Q07, the unit cash cost for refined nickel production, before by-product credits, was US$ 3.64 per pound, and US$ 3.11 per pound after calculating the above-mentioned credits.
The increase in nickel unit cash cost of sales before by-product credits in the first quarter of 2007 compared with the first quarter of 2006 was due to (1) higher employment costs primarily as a result of higher earnings-based bonus payments, (2) higher spending on supplies and services, (3) higher costs for purchased nickel intermediates due to higher benchmark prices upon which such purchases are made and (4) higher consumption of and prices for diesel at Indonesia partially offset by the benefits of (1) the favourable impact on unit costs of higher nickel production and (2) a depreciation of the Canadian dollar agains the U.S. dollar that positively impacted our costs.
1Q07 revenues with nickel, at US$ 2.860 billion in 1Q07, were almost three times greater than the US$ 956 million recorded in the same quarter of last year.
CVRD sold 66 thousand metric tons of copper in 1Q07, 29.4% more than in 1Q06, due to higher production at Sossego and Voisey’s Bay mines. The average price obtained in 1Q07 was US$ 5,540 per metric ton, an increase of 15.8% in relation to the US$ 4,784 per metric ton of 1Q06. Revenues with copper sales reached US$ 364 million in 1Q07, 49.2% greater than 1Q06, which were US$ 244 million.
The volume of potash shipped was 56.3% greater than in 1Q06. Average price obtained was US$ 198.76 per metric ton, as against US$ 213.59 per metric ton in 1Q06. However, this is an improvement on the prices obtained during most of last year, which were around US$ 190.00 per metric ton. The price of potash is reacting positively to improving market conditions, driven by the global increase in agricultural land farmed and the use of fertilizers, this increase in turn stimulated by price increases in most agricultural products.
Recorded revenue for potash shipments was US$ 32 million, representing 45.5% growth over 1Q06.
The platinum group metals (PGMs), other precious metals (gold and silver) and cobalt, extracted as by-products of the nickel operations in Canada, had total revenues of US$ 70 million, US$ 22 million and US$ 29 million, respectively.
269 thousand metric tons of kaolin were sold, which is a slight reduction in volume compared with 1Q06, which was 321 thousand metric tons. This was due to reduced availability of the product, as our production fell in 1Q07 because of operational problems. Average price obtained was US$ 185.87 per metric ton, a 24.3% increase over 1Q06.
NON FERROUS MINERALS

	Pro forma
	1Q06	4Q06*	1Q07*
Adjusted EBIT margin (%)	24.3	47.1	52.2
Adjusted EBITDA (US$ million)	469	1,637	2,011

*	excluding inventory adjustment
Aluminum
CVRD sales of alumina and aluminum in 1Q07 were the largest ever made in a first quarter.
1Q07

US GAAP
Alumina shipments amounted to 700 thousand metric tons, a growth of 38.9% over 1Q06. Average price obtained was US$ 345.71 per metric ton, an increase of 8.9% in relation to the US$ 317.46 per metric tons of 1Q06.
The volume of primary aluminum sold totaled 134 thousand metric tons, having increased 19.6% in relation to 1Q06. Average price obtained in the quarter was equal to US$ 2,948 per metric ton, 27.0% above 1Q06.
Total revenue for the aluminum chain reached US$ 649 million, 51.3% more than the US$ 429 million recorded in the first quarter of 2006.
EBIT adjusted margin was 39.1%, greater than that obtained in 1Q06, at 35.8%.
EBITDA adjusted margin reached US$ 304 million, an increase of 47.6% over the amount recorded for 1Q06.
ALUMINUM

	1Q06	4Q06	1Q07
Adjusted EBIT margin (%)	35.8	38.2	39.1
Adjusted EBITDA (US$ million)	206	268	304
Logistics services
The recovery of steel and agricultural production in Brazil has already begun to show positive implications for the performance of CVRD’s logistics services for clients.
The Company’s railroads transported 6.035 billion ntk of general cargo for clients in 1Q07, beating 1Q06 by 4.4%. The main cargoes transported were inputs and products for the steel industry, 52.5%, agricultural products, mainly soy bean, sugar and fertilizers, 33.5%, fuel, 6.4% and building materials and forest products, 5.4%.
CVRD’s ports and maritime terminals handled 7.078 million of metric tons of general cargo, compared with 6.252 million metric tons in the same period in 2006.
Logistics services generated revenues of US$ 331 million, an increase of 14.5% when compared to 1Q06.
Rail transportation of general cargo produced revenues of US$ 242 million, port services, US$ 60 million, and coastal shipping and port support services US$ 29 million.
Adjusted EBIT margin was 28.3%, 750 bps above the margin of 20.8% obtained in 1Q06.
Adjusted EBITDA reached US$ 125 million in 1Q07, 56.3% above the value of US$ 80 million recorded in 1Q06.
LOGISTICS

	1Q06	4Q06	1Q07
Adjusted EBIT margin (%)	20.8	33.5	28.3
Adjusted EBITDA (US$ million)	80	155	125
1Q07

US GAAP
VOLUME SOLD, PRICES AND REVENUES
VOLUME SOLD: MINERALS AND METALS

	‘000 metric tons
	1Q06%		4Q06%		1Q07%
Iron ore	57,992	90.8	63,972	90.0	58,626	88.1
Pellets	5,894	9.2	7,143	10.0	7,939	11.9
Total	63,886	100.0	71,115	100.0	66,565	100.0
VOLUME SOLD: MINERALS AND METALS

	'000 metric tons
	Pro forma
	1Q06	4Q06	1Q07
Manganese ore	149	208	83
Ferro-alloys	126	121	124
Nickel	64	73	71
Copper	51	81	66
Kaolin	321	414	269
Potash	103	218	161
Precious metals (Ounces troy)	704	664	640
PGMs (Ounces troy)	88	120	77
Cobalt (metric ton)	486	577	580
Primary aluminum	112	120	134
Alumina	504	1,021	700
Bauxite	319	210	316
IRON ORE AND PELLET SALES BY REGION

	‘000 metric tons
	1Q06%		4Q06%		1Q07%
Americas	17,356	27.2	18,974	26.7	17,113	25.7
Brazil	13,966	21.9	15,206	21.4	14,237	21.4
Steel mills and pig iron producers	8,671	13.6	9,375	13.2	8,686	13.0
JVs pellets	5,295	8.3	5,831	8.2	5,551	8.3
USA	645	1.0	1,197	1.7	653	1.0
Others	2,745	4.3	2,571	3.6	2,223	3.3
Asia	28,560	44.7	31,425	44.2	32,059	48.2
China	17,170	26.9	18,580	26.1	21,664	32.5
Japan	6,561	10.3	7,715	10.8	5,930	8.9
South Korea	3,010	4.7	2,675	3.8	2,133	3.2
Others	1,819	2.8	2,455	3.5	2,332	3.5
Europe	15,968	25.0	17,768	25.0	15,597	23.4
Germany	5,444	8.5	5,873	8.3	5,224	7.8
France	2,546	4.0	3,042	4.3	2,592	3.9
Belgium	1,656	2.6	1,576	2.2	1,562	2.3
Italy	1,977	3.1	2,188	3.1	1,880	2.8
Others	4,345	6.8	5,089	7.2	4,339	6.5
Rest of the World	2,002	3.1	2,948	4.1	1,796	2.7
Total	63,886	100.0	71,115	100.0	66,565	100.0
LOGISTICS SERVICES – GENERAL CARGO

	1Q06	4Q06	1Q07
Railroads (million ntk)	5,779	6,249	6,035
1Q07

US GAAP
AVERAGE PRICES REALIZED

	US$/ metric ton
	Pro forma
	1Q06	4Q06	1Q07
Iron ore	34.49	41.38	41.79
Pellets	75.33	73.64	75.07
Manganese	80.54	72.12	72.29
Ferro alloys	753.97	1,090.91	1,000.00
Nickel	14,937.50	31,981.53	40,338.50
Copper	4,784.31	5,992.56	5,540.33
Kaolin	149.53	169.08	185.87
Potash	213.59	197.25	198.76
Platinum (US$/Ounce troy)	1,044.70	1,115.59	1,154.45
Cobalt (US$/lb)	12.13	14.93	22.68
Aluminum	2,321.43	2,725.00	2,947.76
Alumina	317.46	331.05	345.71
Bauxite	28.21	38.10	31.65
GROSS REVENUE BY PRODUCT

	US$ million
	Pro forma
	1Q06%		4Q06%		1Q07%
Ferrous minerals	2,579	54.9	3,353	44.7	3,207	41.8
Iron ore	2,000	42.5	2,647	35.3	2,450	31.9
Pellet plant operation services	18	0.4	18	0.2	18	0.2
Pellets	444	9.4	526	7.0	596	7.8
Manganese ore	12	0.3	15	0.2	6	0.1
Ferro-alloys	95	2.0	132	1.8	124	1.6
Others	10	0.2	15	0.2	13	0.2
Non ferrous minerals	1,358	28.9	3,080	41.1	3,427	44.6
Nickel	956	20.3	2,360	31.5	2,860	37.2
Copper	244	5.2	483	6.4	364	4.7
Kaolin	48	1.0	70	0.9	50	0.7
Potash	22	0.5	43	0.6	32	0.4
PGMs	60	1.3	87	1.2	70	0.9
Precious metals	15	0.3	18	0.2	22	0.3
Cobalt	13	0.3	19	0.3	29	0.4
Aluminum products	429	9.1	674	9.0	649	8.5
Primary aluminum	260	5.5	328	4.4	397	5.2
Alumina	160	3.4	338	4.5	242	3.2
Bauxite	9	0.2	8	0.1	10	0.1
Logistics services	289	6.1	342	4.6	331	4.3
Railroads	213	4.5	247	3.3	242	3.2
Ports	49	1.0	63	0.8	60	0.8
Shipping	27	0.6	32	0.4	29	0.4
Others	46	1.0	45	0.6	66	0.9
Total	4,701	100.0	7,494	100.0	7,680	100.0
INVESTMENTS
In 1Q07, the Company invested a total of US$ 1.360 billion, an increase of 20.3% in relation to disbursements carried out in 1Q06, which totaled US$ 1.126 billion.
1Q07

US GAAP
In the first quarter of this year US$ 923 million was invested in organic growth –US$ 837 million in projects and US$ 86 million in R&D – and US$ 437 million in supporting existing businesses.
In 1Q07 three important projects were concluded: Carajás 100 million metric tons p.a., Paragominas I and Capim Branco II.
Carajás 100 Mtpa commissioned in January, while Paragominas I, with a nominal production capacity of 5.4 million metric tons p.a. of bauxite, only came on line in March due to delays in obtaining licenses. The Company is investing in Phase II of Paragominas (Paragominas II), which will add another 4.5 million metric tons to bauxite production capacity. It should begin operating at the end of 1S08.
Capim Branco II, located at the Araguari River, in the Brazilian state of Minas Gerais, is CVRD’s 8th hydroelectric plant (Aimorés, Candonga, Funil, Igarapava, Porto Estrela, Capim Branco I) with nominal capacity for electricity generation of 210 MW. CVRD’s investment in this project was US$ 117 million. Construction began in March 2004 and it started operating in March 2007.
CVRD’s take in the Capim Branco II output, equivalent to its 48.42% in the consortium of companies which owns the concession to operate it, will be channeled to our operations in the state of Minas Gerais.
In 2006, our power plants located in Minas Gerais produced 100% of the energy requirements of the Southeast System and 22% of the Southern System requirements.
CVRD is investing in the construction of the Brazilian Estreito hydroelectric plant, on the Tocantins River on the border between the Brazilian states of Pará and Maranhão. CVRD has a 30% share in the consortium which owns the concession for construction and operation of the plant. Nominal energy generation capacity is estimated at 1,087 MW. It is due to enter into operation at the end of 2009. CVRD’s investment is estimated at US$ 355 million, US$ 17 million of which is budgeted for 2007.
Additionally, to meet expected growth in electricity consumption due to expansion of our activities with non-ferrous metals (nickel and copper) in Brazil’s northern region, CVRD will invest in a coal-burning thermo-electric plant, Barcarena, with nominal production capacity of 600MW. The cost of this project is estimated at US$ 800 million, while entry into operation is due for 4Q10. For 2007, US$ 68 million has been budgeted.
CVRD invested US$ 86 million in R&D in 1Q07, as compared with US$ 71 million in 1Q06. Expenses were mainly related to identifying new deposits of copper, coal and nickel and in project studies (concept, pre-viability, viability).
The total amount invested in 1Q07 represents 18.5% of the revised investment budget for 2007. CVRD announced on April 26 its revised investment budget for 2007, increasing from US$ 6.334 billion – the amount announced on January 26, 2007 – to US$ 7.351 billion. This change was basically made necessary by changes in estimates for the average currency prices in which different investments are budgeted (US$ 383 million) and by additional investments in nickel operations (US$ 500 million).
The increase in investment spending is in line with the Company’s cash flow development and with its financial policies which foresee the maintenance of a healthy balance-sheet and more specifically, a leverage ratio indicative of low debt risk.
1Q07

US GAAP
According to the revised budget, investments of US$ 5.356 billion for organic growth are forecast, of which US$ 4.904 billion in projects and US$ 452 million in R&D. Investments in supporting existing businesses were estimated at US$ 1.995 billion.
The main projects in terms of financial disbursement for 2007 are: Goro (US$ 938 million), Onça Puma (US$ 658 million), Alunorte 6 & 7 (US$ 520 million), Itabiritos (US$ 417 million), Paragominas II (US$ 115 million) and Fazendão (US$ 111 million), along with the necessary investments in logistics to support the expansion of iron ore operations.
After the acquisition of Inco Ltd. the Goro nickel project, with a nominal capacity of 60,000 metric tons of refined nickel and 4,600 metric tons of cobalt, underwent a thorough review, involving the implementation of measures for minimizing environmental, operational and technological risks. The engineering of the project was revised and new technical parameters set which give us a more solid base from which to take its development forward. There is also a greater degree of understanding of the political complexity of the situation and the concomitant risks are being managed pro-actively.
Capex is estimated at US$ 3.212 billion, of which US$ 1.435 billion were disbursed up to 2006. The 2007 budget contemplates investments of US$ 938 million. Goro is due to be commissioned in 4Q08.
Description of main projects

		Budgeted
		US$ million
		2007	2007
Area	Project	Revised	Previous	Status
	Expansion to iron ore production capacity at Carajás to 130 Mtpa – Northern system	66	14	This project will add 30 million tons a year of production capacity to CVRD, with the building of a new plant, consisting of primary crushing, and processing and classification units. Completion scheduled for 2009. Subject to approval by the Board of Directors.

Ferrous minerals	Fazendão iron ore mine – Southeastern system	111	101	Project for the production of 15.8 million tons of ROM (unprocessed ore) iron ore per year. This project will make it possible for Samarco’s third pellet plant to begin operations. Works began in 2H06 and will be completed in 1Q08, with the start-up of operations.

	Itabiritos	417	385	Construction of a pellet plant in Minas Gerais, with a nominal production capacity of 7 million tons a year, and an iron ore concentration plant. Operational start-up is scheduled for the second half of 2008.

Non-ferrous minerals	Cobre – Salobo I	78	—	The project will have an estimated nominal capacity of 100,000 tons a year of copper in concentrate form.

	Vermelho - nickel mine	97	92	Annual production capacity is estimated at 46,000 tons of nickel in ferronickel form and 2,800 tons of cobalt. The process of obtaining of an environmental licence is ongoing.
1Q07

US GAAP

		Budgeted
		US$ million
		2007	2007
Area	Project	Revised	Previous	Status
	Onça Puma - nickel mine	658	613	The project will have a nickel production capacity of 58,000 tons a year. Construction began in July 2006 and the supply of the main equipment has already been contracted. Operational start-up is scheduled for 2H08.

	Níquel – Goro	938	680	The project has na estimated production capacity is 60,000 tons a year of finished nickel and 4,600 tons of cobalt. Commissioning is scheduled for the end of 2008.

Aluminum	Alunorte modules 6 and 7 – alumina	520	473	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million tons of alumina per year. Completion is scheduled for 2Q08.

	Paragominas II - bauxite mine	115	105	The second phase of Paragominas will add 4.5 million tons to the capacity of 5.4 million tons a year obtained in the first phase. Completion is scheduled for 2Q08.
INVESTMENT BUDGET BY BUSINESS AREA

	US$ million
	Realized 1Q07		Budget revised 2007
Ferrous minerals	337	24.8%	1,869	25.4%
Non-ferrous minerals	589	43.3%	3,125	42.5%
Logistics	209	15.4%	784	10.7%
Aluminum	138	10.1%	885	12.0%
Coal	6	0.4%	224	3.0%
Electricity generation	15	1.1%	107	1.5%
Steel	19	1.4%	143	1.9%
Others	46	3.4%	214	2.9%
Total	1,360	100.0%	7,351	100.0%
TELECONFERENCE/WEBCAST
On Friday, May 4 a teleconference and webcast will be held at 12:00, Rio de Janeiro time, 11:00 US Eastern Standard Time and 15:00, UK time. Information on how to participate in these events is available on CVRD’s website www.cvrd.com.br, investor relations. A recording of the teleconference/webcast will be available from CVRD’s site for 90 days as from May 4.
SELECTED FINANCIAL INDICATORS OF MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the main non-consolidated companies are available in CVRD’s quarterly accounting statements on the Company’s website, www.cvrd.com.br, investor relations.
1Q07

US GAAP
INCOME STATEMENTS

	US$ million
	1Q06	4Q06	1Q07
Gross operating revenues	3,490	7,494	7,680
Taxes	(150)	(181)	(191)
Net operating revenue	3,340	7,313	7,489
Cost of goods sold	(1,695)	(4,387)	(4,390)
Gross profit	1,645	2,926	3,099
Gross margin (%)	49.3	40.0	41.4
Selling, general and administrative expenses	(168)	(269)	(268)
Research and development expenses	(71)	(175)	(113)
Others	(70)	(302)	(16)
Operating profit	1,336	2,180	2,702
Financial revenues	42	181	121
Financial expenses	(213)	(708)	(659)
Monetary variation	259	204	770
Gains on sale of affiliates	9	311	—
Tax and social contribution (Current)	(242)	(314)	(833)
Tax and social contribution (Deferred)	(53)	(237)	191
Equity income and provision for losses	156	183	138
Minority shareholding participation	(123)	(227)	(213)
Net earnings	1,171	1,573	2,217
Earnings per share (US$)	0.51	0.65	0.92
BALANCE SHEET

	US$ million
	03/31/06	12/31/06	3/31/2007
Assets
Current	5,647	12,940	12,421
Long-term	2,345	7,626	8,261
Fixed	19,769	40,360	44,095
Total	27,761	60,926	64,777
Liabilities
Current	2,831	7,312	7,582
Long term	8,375	33,941	35,053
Shareholders’ equity	16,555	19,673	22,142
Paid-up capital	8,918	8,617	8,617
Reserves	7,637	11,056	13,525
Total	27,761	60,926	64,777
1Q07

US GAAP

CASH FLOW	US$ million
	1Q06	4Q06	1Q07
Cash flows from operating activities:
Net income	1,171	1,573	2,217
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	181	379	392
Dividends received	112	64	90
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(156)	(183)	(138)
Deferred income taxes	53	237	(192)
Gain on sale of investment	(9)	(311)	0
Foreign exchange and monetary losses	(291)	(576)	(772)
Net unrealized derivative losses	44	94	(85)
Minority interest	123	227	213
Net interest payable	(28)	79	173
Others	59	(66)	23
Decrease (increase) in assets:
Accounts receivable	162	37	103
Inventories	(17)	865	673
Others	(108)	124	(404)
Increase (decrease) in liabilities:
Suppliers	(367)	189	46
Payroll and related charges	(108)	(72)	(161)
Income Tax	(178)	(25)	(54)
Others	(172)	208	157
Net cash provided by operating activities	471	2,843	2,282
Cash flows from investing activities:
Loans and advances receivable	44	(59)	10
Guarantees and deposits	(23)	(17)	(32)
Additions to investments	(2)	(46)	(52)
Additions to property, plant and equipment	(855)	(1,781)	(1,106)
Proceeds from disposals of investment	14	405	0
Proceeds from disposals of property, plant and equipment	9	0	0
Net cash used to acquire subsidiaries	—	(13,195)	(2,023)
Net cash used in investing activities	(813)	(14,693)	(3,203)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	50	481	291
Loans	(30)	(22)	4
Long-term debt	1,347	20,644	6,463
Equities in Treasury	—	—	—
Repayment of long-term debt	(321)	(6,908)	(6,205)
Interest attributed to shareholders	—	(650)	0
Dividends to minority interest	0	(9)	(61)
Net cash used in financing activities	1,046	13,536	492
Increase (decrease) in cash and cash equivalents	704	1,686	(429)
Effect of exchange rate changes on cash and cash equivalents	(101)	(129)	(65)
Cash and cash equivalents, beginning of period	1,041	2,891	4,448
Cash and cash equivalents, end of period	1,644	4,448	3,954
Cash paid during the period for:
Interest on short-term debt	(1)	(1)	(1)
Interest on long-term debt	(94)	(252)	(205)
Income tax	(187)	(121)	(606)
Non-cash transactions
Income tax paid with credits	(30)	(25)	(119)
Interest capitalized	(31)	(30)	(22)
1Q07

US GAAP
APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT

	US$ million
	Pro forma - 1Q06	4Q06	1Q07
Net operational revenue	4,551	7,313	7,489
Cost of goods sold	(2,530)	(4,387)	(4,390)
Sales, general and administrative expenses	(213)	(269)	(268)
Research and development	(85)	(175)	(113)
Other operational expenses	(99)	(302)	(16)
Adjusted EBIT	1,624	2,180	2,702
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

	US$ million
	1Q06	4Q06	1Q07
Operational cash flow	471	2,843	2,282
Income tax	242	314	833
FX and monetary losses	32	372	2
Financial expenses	199	448	365
Net working capital	787	(1,298)	(352)
Other	(102)	(56)	54
Adjusted EBITDA	1,629	2,623	3,184
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

	US$ million
	1Q06	4Q06	1Q07
Gross debt	6,063	22,581	23,480
Cash and cash equivalents	1,644	4,448	3,954
Net debt	4,419	18,133	19,526
1Q07

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	1Q06	4Q06	1Q07
Total debt / Adjusted LTM EBITDA (x)	0.84	2.00	1.88
Total debt / LTM operational cash flow (x)	1.17	3.12	2.60
(e) Adjusted LTM EBITDA / LTM interest payments

	1Q06	4Q06	1Q07
Adjusted LTM EBITDA / LTM interest payments (x)	27.08	15.94	15.63
LTM operational profit / LTM interest payments (x)	22.54	13.30	13.14
(f) Total debt/Enterprise value

	1Q06	4Q06	1Q07
Total debt / EV (%)	10.31	25.68	22.36
Total debt / total assets (%)	21.84	37.05	36.21
Enterprise value = Market capitalization + Net debt
IMPORTANT INFORMATION
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.
1Q07

USGAAP FINANCIAL PAGES
Report of independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of March 31, 2007, and related condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended, management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006; and in our report dated March 7, 2007, we expressed unqualified opinions thereon. The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting referred to above are not presented herein. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
May 3, 2007

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March 31,
	2007	December 31,
	(unaudited)	2006
Assets
Current assets
Cash and cash equivalents	3,954	4,448
Accounts receivable
Related parties	811	675
Unrelated parties	3,032	2,929
Loans and advances to related parties	79	40
Inventories	3,177	3,493
Deferred income tax	439	410
Recoverable taxes	452	414
Others	477	531

	12,421	12,940

Property, plant and equipment, net	41,165	38,007

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	2,930	2,353
Other assets
Goodwill on acquisition of subsidiaries	4,881	4,484
Loans and advances
Related parties	2	5
Unrelated parties	117	109
Prepaid pension cost	1,033	977
Prepaid expenses	287	360
Judicial deposits	949	852
Advances to suppliers — energy	493	443
Recoverable taxes	273	305
Unrealized gain on derivative instruments	155	22
Others	71	69

	8,261	7,626

TOTAL	64,777	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	March 31,
	2007	December 31,
	(unaudited)	2006
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,474	2,382
Payroll and related charges	352	451
Minimum annual dividends attributed to stockholders	1,494	1,494
Current portion of long-term debt — unrelated parties	746	711
Short-term debt	1,021	723
Loans from related parties	30	25
Provision for income taxes	713	817
Taxes payable	103	119
Employees post-retirement benefits	108	107
Others	541	483

	7,582	7,312

Long-term liabilities
Employees post-retirement benefits	1,951	1,841
Long-term debt — unrelated parties	21,682	21,122
Provisions for contingencies (Note 14 (c))	1,710	1,641
Unrealized gain on derivative instruments	691	705
Deferred income tax	4,796	4,527
Provisions for asset retirement obligations	662	676
Others	857	618

	32,349	31,130

Minority interests	2,704	2,811

Commitments and contingencies (Note 14)

Stockholders’ equity
Preferred class A stock - 3,600,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	4,702
Common stock - 1,800,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock - 15,170,644 preferred and 28,291,020 common shares	(389)	(389)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(809)	(1,007)
Undistributed retained earnings	9,992	9,555
Unappropriated retained earnings	4,342	2,508

	22,142	19,673

TOTAL	64,777	60,926

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,663	6,451	2,760
Revenues from logistic services	331	342	289
Aluminum products	649	674	429
Other products and services	37	27	12

	7,680	7,494	3,490
Taxes on revenues	(191)	(181)	(150)

Net operating revenues	7,489	7,313	3,340

Operating costs and expenses
Cost of ores and metals sold	(3,813)	(3,760)	(1,256)
Cost of logistic services	(188)	(204)	(174)
Cost of aluminum products	(369)	(392)	(257)
Others	(20)	(31)	(8)

	(4,390)	(4,387)	(1,695)
Selling, general and administrative expenses	(268)	(269)	(168)
Research and development	(113)	(175)	(71)
Others	(16)	(302)	(70)

	(4,787)	(5,133)	(2,004)

Operating income	2,702	2,180	1,336

Non-operating income (expenses)
Financial income	121	181	42
Financial expenses	(659)	(708)	(213)
Foreign exchange and monetary gains, net	770	204	259
Gain on sale of investments	—	311	9

	232	(12)	97

Income before income taxes, equity results and minority interests	2,934	2,168	1,433

Income taxes
Current	(833)	(314)	(242)
Deferred	191	(237)	(53)

	(642)	(551)	(295)

Equity in results of affiliates and joint ventures	138	183	156
Minority interests	(213)	(227)	(123)

Net income	2,217	1,573	1,171

Basic and diluted earnings per Preferred Class A Share	0.92	0.65	0.51
Basic and diluted earnings per Common Share	0.92	0.65	0.51
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608
Preferred Class A shares	944,586	944,586	831,448
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (unaudited)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Cash flows from operating activities:
Net income	2,217	1,573	1,171

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	392	379	181
Dividends received	90	64	112
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(138)	(183)	(156)
Deferred income taxes	(191)	237	53
Gain on sale of investments	—	(311)	(9)
Foreign exchange and monetary losses (gains), net	(772)	(576)	(291)
Unrealized derivative losses (gains), net	(85)	94	44
Minority interests	213	227	123
Interest payable (receivable), net	173	79	(28)
Others	23	(66)	59
Decrease (increase) in assets:
Accounts receivable	103	37	162
Inventories	673	865	(17)
Others	(404)	124	(108)
Increase (decrease) in liabilities:
Suppliers	46	189	(367)
Payroll and related charges	(161)	(72)	(108)
Income taxes	(54)	(25)	(178)
Others	157	208	(172)

Net cash provided by operating activities	2,282	2,843	471

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(10)	(7)
Repayments	10	—	3
Others	—	(49)	48
Guarantees and deposits	(32)	(17)	(23)
Additions to investments	(52)	(46)	(2)
Additions to property, plant and equipment	(1,106)	(1,781)	(855)
Proceeds from disposal of investments	—	405	14
Proceeds from disposals of property, plant and equipment	—	—	9
Cash used to acquire subsidiaries, net cash of acquired	(2,023)	(13,195)	—

Net cash used in investing activities	(3,203)	(14,693)	(813)

Cash flows from financing activities:
Short-term debt, additions	497	1,151	622
Short-term debt, repayments	(206)	(670)	(572)
Loans
Related parties
Additions	117	—	10
Repayments	(113)	(22)	(40)
Issuances of long-term debt
Related parties	—	14	—
Others	6,463	20,630	1,347
Repayments of long-term debt
Related parties	—	—	(321)
Others	(6,205)	(6,908)	—
Interest attributed to stockholders	—	(650)	—
Dividends to minority interest	(61)	(9)	—

Net cash provided by financing activities	492	13,536	1,046

Increase (decrease) in cash and cash equivalents	(429)	1,686	704
Effect of exchange rate changes on cash and cash equivalents	(65)	(129)	(101)
Cash and cash equivalents, beginning of period	4,448	2,891	1,041

Cash and cash equivalents, end of period	3,954	4,448	1,644

Cash paid during the period for:
Interest on short-term debt	(1)	(1)	(1)
Interest on long-term debt	(205)	(252)	(94)
Income tax	(606)	(121)	(187)

Non-cash transactions
Income tax paid with credits	(119)	(25)	(30)
Interest capitalized	(22)	(30)	(31)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Preferred class A stock (including six special shares)
Beginning of the period	4,702	4,702	2,150
Capital increase	—	—	2,552

End of the period	4,702	4,702	4,702

Common stock
Beginning and end of the period	3,806	3,806	3,806
Treasury stock

Beginning and end of the period	(389)	(389)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(1,631)	(1,922)	(2,856)
Change in the period	(98)	291	850

End of the period	(1,729)	(1,631)	(2,006)

Unrealized gain on available-for-sale securities
Beginning of the period	271	130	127
Change in the period	315	141	5

End of the period	586	271	132
Superavit (deficit) accrued pension plan
Beginning of the period	353	—	—
Change in the period	(9)	460	—
Initial recognition effect	—	(107)	—

End of the period	344	353	—

Cash flow hedge
Change in the period	(10)	—	—

End of the period	(10)	—	—

Total other cumulative comprehensive deficit	(809)	(1,007)	(1,874)

Undistributed retained earnings
Beginning of the period	9,555	4,706	4,357
Transfer from unappropriated retained earnings	437	4,849	330

End of the period	9,992	9,555	4,687

Unappropriated retained earnings
Beginning of the period	2,508	7,349	3,983
Net income	2,217	1,573	1,171
Dividends and interest attributed to stockholders
Preferred class A stock	—	(585)	—
Common stock	—	(923)	—
Appropriation to reserves	(383)	(4,906)	(330)

End of the period	4,342	2,508	4,824

Total stockholders’ equity	22,142	19,673	16,555

Preferred class A stock (including six special shares)	959,758,200	959,758,200	959,758,200
Common stock	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock	—
Beginning of the period	(43,463,536)	(43,463,536)	(28,313,936)
Sales	1,872	—	—

End of the period	(43,461,664)	(43,463,536)	(28,313,936)

	2,416,195,394	2,416,193,522	2,431,343,122

Dividends and interest attributed to stockholders (per share):
Preferred class A stock (including six special shares)	—	0.61	—
Common stock	—	0.61	—
The accompanying notes are an integral part of this condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 9.

On March 31, 2007, the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61.74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD International S.A.	100.00	100.00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
CVRD Inco (2)	100.00	100.00	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	89.80	89.80	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Log-In Logística Intermodal S.A. (4)	100.00	100.00	Brazil	Logistics
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (3)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron ore, Ferroalloys and Manganese
Valesul Aumínio S.A. (1)	100.00	100.00	Brazil	Aluminum

(1)	Subsidiary consolidated as from July, 2006 (Note 9);

(2)	Subsidiary consolidated as from October, 2006 (Note 9);

(3)	Through Inco Limited; and

(4)	Previously known as Navegação Vale do Rio Doce S.A. — Docenave
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 9).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which is based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.
3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2007, December 31, 2006, and March 31, 2006 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.0478 and R$2.1342 at March 31, 2007 and December 31, 2006, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements reflects expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

5	Major acquisitions, disposals and restructuring
In March 2007, we acquired the remaining 18% minority interest in Ferro-Gusa held by Nucor do Brasil S.A. for US$20 and it became a wholly-owned subsidiary.

In December 2006, we sold our total interest in Siderar – S.A.I.C, corresponding to 4.85%, a steel plant located in Argentina to Ternium S.A. for US$108 generating a gain of US$96.

In November 2006, we sold 5,362,928 common shares issued by Usinas Siderúrgicas Minas Gerais –USIMINAS (“Usiminas”) to Nippon Steel, Votorantim Participações S/A, and Camargo Corrêa S/A, for the amount of US$176, generating a gain of US$175. We will keep 6.608.608 common shares which are bound by the current shareholders agreement of Usiminas and are necessary in order for us to be a member of the controlling shareholder group of Usiminas and the remaining 13,839,190 common shares are being object of a secondary public offering currently in place.

During the third quarter of 2006, we sold 1,361,100 shares of Gerdau S.A. for US$19. During the forth quarter we sold the remaining 3,379,825 shares of Gerdau S.A. for US$48. The total gain related to this operation amounted to US$56.

In April 2007, we concluded the acquisition of 100% of AMCI Holdings Australia Pty – AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for US$656.

6	Acquisition of Inco (unaudited)

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel prossessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares by approximately US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

Pursuant to the amalgamation, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we now own 100.00% of share capital for which we paid US$2 billion.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, which is close to ten years, as described in Note 10.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalized based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth bellow are preliminary and are subject to revision, which may be material.

Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

The purchase price allocation in relation to the fair value of assets and liabilities acquired will be finalized in 2007.

On the preparation of this information our acquisition is of 100.00% of Inco’s shares.

Total disbursements	17,023
Transaction costs	38

Purchase price	17,061

Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of inventory	(2,008)
Adjustment to fair value of property, plant and equipment	(10,309)
Change of control obligations	949
Adjustment to fair value of other liabilities assumed	834
Deferred taxes on the above adjustments	2,384

Goodwill	4,254

Pro forma information considers that our acquisition of 100.00% of Inco as if it was completed at the beginning of each period.

	Three-month periods ended
	March 31, 2006
	CVRD
	Consolidated	Inco	Pro forma
Net operating revenues	3,340	1,211	4,551
Operating costs and expenses	(2,004)	(923)	(2,927)

Operating income	1,336	288	1,624
Non-operating income	97	(250)	(153)

Income before income taxes, equity results and minority interests	1,433	38	1,471
Income taxes	(295)	(5)	(300)
Equity in results of affiliates and joint ventures	156	—	156
Minority interests	(123)	(18)	(141)

Net income	1,171	15	1,186

7	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.

The amount reported as income tax expense in our consolidated interim financial information is reconciled to the statutory rates as follows:

	Three-month periods ended (unaudited)
	March 31, 2007
	Brazil	Foreing	Total	December 31, 2006	March 31, 2006
Income before income taxes, equity results and minority interests	1,601	1,333	2,934	2,168	1,433

Federal income tax and social contribution expense at statutory enacted rates	(544)	(454)	(998)	(737)	(487)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	103	—	103	87	91
Difference on tax rates of foreign income	—	193	193	241	114
Difference on tax basis of equity investees	(64)	32	(32)	(93)	(66)
Tax incentives	52	—	52	47	32
Other non-taxable gains (losses)	45	(5)	40	(96)	21

Federal income tax and social contribution expense in consolidated statements of income	(408)	(234)	(642)	(551)	(295)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Brazilian tax loss carry forwards have no expiration date.

We have also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

Effective January 1, 2007 for U.S. GAAP purposes, we adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation also provides guidance on derecognition classification, interest and penalties, accounting in interim periods disclosure and transition. The effect of first applying the provision of this interpretation was immaterial. In applying this interpretation, our policy is to record interest and penalties associated with underpayment of income taxes as interest expense.

8.	Inventories

	March 31, 2007	December 31,
	(unaudited)	2006
Finished products

Iron ore and pellets	368	325
Manganese and ferroalloys	105	94
Alumina	47	33
Aluminum	107	110
Kaolin	29	23
Copper concentrate	17	5
Nickel (co-products and by-products)	1,611	2,046
Others	42	40
Spare parts and maintenance supplies	851	817

	3,177	3,493

9.	Investments in affiliated companies and joint ventures

	March 31, 2007				Investments		Equity Adjustments			Dividends received
							Three-month periods ended (unaudited)			Three- month periods ended (unaudited)
				Net income	March 31,
	Participation in		Net	(loss) for the	2007	December	March 31,	December	March 31,	March 31,	December	March 31,
	capital (%)		equity	period	(unaudited)	31, 2006	2007	31, 2006	2006	2007	31, 2006	2006
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	93	13	47	40	6	2	9	—	—	22
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	89	11	45	42	6	4	5	—	—	13
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	84	10	42	40	5	—	9	—	10	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	76	8	39	37	4	3	4	—	—	12
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	689	120	397	370	60	66	39	50	25	25
Minas da Serra Geral S.A. — MSG	50.00	50.00	47	1	24	25	1	2	—	—	—	—
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	—	—	—	14	—	—	—
Others	—	—	—	—	20	23	1	1	(2)	—	—	—

					614	577	83	78	78	50	35	72
Logistics
MRS Logística S.A	37.23	40.45	631	58	256	222	23	27	14	—	22	—

					256	222	23	27	14	—	22	—
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $407) (3)	—	—	—	—	1,197	744	—	50	26	—	7	—
California Steel Industries Inc. — CSI	50.00	50.00	330	1	165	175	1	4	15	11	—	3

					1,362	919	1	54	41	11	7
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	305	56	122	164	22	20	12	29	—	37
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	—	—	—	4	—	—	—

					122	164	22	20	16	29	—	37
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	483	36	121	112	9	9	7	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	92	—	23	23	—	(5)	—	—	—	—

					144	135	9	4	7	—	—	—
Nickel — available-for-sale investments (6)
Jubilee Mines N.L (cost $30)	4.87	4.87	—	—	90	79	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21)	1.80	1.80	—	—	67	45	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12)	9.30	9.30	—	—	31	21	—	—	—	—	—	—
Skye Resources Inc (cost $-18)	13.70	13.70	—	—	63	36	—	—	—	—	—	—
Heron Resources Inc (cost $3)	9.80	9.80	—	—	17	12	—	—	—	—	—	—
Others	—	—	—	—	26	29	—	—	—	—	—	—

					294	222	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	138	114	—	—	—	—	—	—

					138	114	—	—	—	—	—	—

					2,060	1,554	32	78	64	40	7	40

Total	—	—	—	—	2,930	2,353	138	183	156	90	64	112

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$ 52 and US$ 50 in 2007 and 2006, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently;

(4)	Sold for US$ 418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006;

(6)	Investment held through Inco Limited.

10	Long-term debt

	Current liabilities		Long-Term liabilities
	March 31,		March 31,
	2007	December	2007	December
	(unaudited)	31, 2006	(unaudited)	31, 2006
Foreign debt

Loans and financing denominated in the following currencies:
United States dollars	180	192	10,550	10,622
Others	3	4	13	13

Fixed Rate Notes — US$ denominated	—	112	6,782	6,785
Debt securities — export sales (*) — US$ denominated	78	86	245	259
Perpetual notes	—	—	86	86
Accrued charges	205	139	—	—

	466	533	17,676	17,765

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	17	16	1,047	511
Denominated in General Price Index-Market (IGPM)	21	20	1	1
Basket of currencies	2	2	7	7
Non-convertible debentures	—	—	2,895	2,774
Denominated by U.S. dollars	98	107	56	64
Accrued charges	142	33	—	—

	280	178	4,006	3,357

Total	746	711	21,682	21,122

(*)	Debt securities secured by future receivables arising from certain export sales.
The long-term portion as of March 31, 2007 falls due in the following years (unaudited):

2009	2,487
2010	287
2011	1,027
2012 thereafter	17,699
No due date (Perpetual notes and non-convertible debentures)	182

21,682

As of March 31, 2007 annual interest rates on long-term debt were as follows (unaudited):

3.1% to 5%	11,463
5.1% to 7%	3,656
7.1% to 9%	5,320
9.1% to 11%	1,740
Over 11%	158
Variable (Perpetual notes)	91

22,428

The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	March 31, 2007	December 31, 2006
TJLP — Long-Term Interest Rate (effective rate)	1.6	7.9
IGP-M — General Price Index — Market	1.1	3.8
Devaluation of United States Dollar against Real	(4.1)	(8.7)

Pursuant the acquisition of Inco we executed various financial operations through December, 2006. After the execution of transactions, we completed a the take out of the initial US$ 14.6 billion bridge loan, used to finance the Inco acquisition.

One of these transactions, on November 16, 2006, we issued a US$ 3.75 billion 10-year and 30-year notes. The US$ 1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

The other transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of US$ 2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.8 million, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

The other transaction which closed on December 21, 2006, was a pre-export finance transaction of US$ 6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

The last transaction involved the settlement of the bridge loan with cash and advance on export contracts, totaling US$2.25 billion occurred on April.

11	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds six preferred special share which confers to it permanent veto rights over certain matters.

On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares. After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 class “A” preferred shares and 1,499,898,858 common shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class ”A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, executed during 180 days. As of December 31, 2006, when the program came to an end, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$19.98 (minimum cost of US$18.89 and maximum of US$ 20.74).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share.

In April, 2007, we paid US$850 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends.

In April 2007, through an Extraordinary Shareholders´ meeting the paid-in capital increased of US$4,187 million through reserves, without issue of shares. From that day the total paid-in capital is US$12,695 million.

Basic and diluted earnings per share (unaudited)

Basic and diluted earnings per share amounts have been calculated as follows:

		Weighted
	Income	average	Basic and diluted
	(Numerator)	(Thousands)	per-share amount
	(US$ million)	(Denominator)	(US$ per share)
Net income for the three-month period ended March 31, 2007	2,217

Income available to preferred stockholders	867	944,586	0.92
Income available to common stockholders	1,350	1,471,608	0.92

Net income for the three-month period ended December 31, 2006	1,573

Income available to preferred stockholders	615	944,586	0.65
Income available to common stockholders	958	1,471,608	0.65

Net income for the three-month period ended March 31, 2006	1,171

Income available to preferred stockholders	423	831,448	0.51
Income available to common stockholders	748	1,471,608	0.51
There are no securities outstanding with generate a dilutive effect on earnings per shares.

12	Other Cumulative Comprehensive income (deficit) (unaudited)

	Three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Comprehensive income is comprised as follows:
Net income	2,217	1,573	1,171
Cumulative translation adjustments	(98)	291	850
Unrealized gain (loss) on available-for-sale securities	315	141	5
Superavit (deficit) accrued pension plan	(9)	(107)	—
Cash flow hedge	(10)	—	—

Total comprehensive income	2,415	1,898	2,026

Taxes effect on other comprehensive income (expense) allocated to each component
Unrealized gain on investments available-for-sales
Tax (expense) benefit	(306)	(124)	—
Net effect	586	271	—
Superavit (deficit) accrued pension plan
Tax (expense) benefit	(184)	(187)	—
Net effect	344	353	—
13	Pension costs (unaudited)

	Three-month periods ended
	March 31, 2007			December 31, 2006			March 31, 2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	1	14	4	2	14	4	1	—	—
Interest cost on projected benefit obligation	46	48	16	82	56	18	40	6	2
Expected return on assets	(86)	(55)	—	(131)	(56)	—	(64)	(2)	—
Amortization of initial transitory obligation	2	—	—	4	—	—	2	—	—
Net deferral	(2)	—	—	(10)	—	—	(4)	—	—

Net periodic pension cost	(39)	7	20	(53)	14	22	(25)	4	2

We previously disclosed in our consolidated financial statements for the year ended December 31, 2007, that we expected to contribute US$ 238 to our defined benefit pension plan in 2007. As of March 31, 2007, contribution of US$ 66 had been made. We do not expect any significant change in our previous estimate.

14	Commitments and contingencies

(a)	At March 31, 2007, we had extended guarantees for borrowings obtained by affiliates in the amount of US$3, as follows:

	Amount of	Denominated		Final	Counter
Affiliate	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	3	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.

(b)	We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 131 million euros as at March 31, 2007. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

Additionally, in connection with the Girardin Financing, a special tax-advantage lease financing sponsored by the French Government related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$100.

(c)	Our subsidiaries and we are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2007		December 31, 2006
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	402	288	378	234
Civil claims	278	132	260	117
Tax — related actions	1,005	528	972	500
Others	25	1	31	1

	1,710	949	1,641	852

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents and return of land.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax, income tax and uncertain tax position – FIN 48. Uncertain tax position generated provisions in the amount of US$808 and US$784 at March 31, 2007 and December 31, 2006.

We continue to vigorously pursue our interests benefit in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended March 31, 2007, December 31, 2006 and March 31, 2006 aggregated US$48, US$424 and US$603, respectively, and additional provisions aggregated US$45, US$439 and US$416, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses, which total US$1,506 at March 31, 2007, for which no provision has been made.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On April 2007 we paid as remuneration of these “debentures” the amounts of $6.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. On March 31, 2007, US$37 of environmental liabilities and asset retirement obligations was classified in current liabilities (Others).

The changes are demonstrated as follows:

	Three-month periods ended (unaudited)
	March 31, 2007	December 31, 2006	March 31, 2006
Provisions for asset retirement obligations beginning of period	676	258	225
Liability recognized upon consolidation of Inco	—	178	—
Accretion expense	12	186	6
Liabilities settled in the current period	(3)	(4)	—
Revisions in estimated cash flows	—	59	—
Cumulative translation adjustment	14	(1)	17

Provisions for asset retirement obligations end of period	699	676	248

15	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern, Southern and South transportation systems, including railroads, ports and terminals, as they pertain to our mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous – comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2007							December 31, 2006							March 31, 2006
		Non		Holdings					Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	4,415	3,482	14	813	22	(2,204)	6,542	4,237	3,182	23	841	15	(1,953)	6,345	3,303	180	16	590	—	(1,449)	2,640
Gross revenues — Domestic	770	109	331	159	—	(231)	1,138	736	100	336	136	—	(159)	1,149	536	55	294	89	7	(131)	850
Cost and expenses	(3,407)	(2,564)	(220)	(697)	(20)	2,435	(4,473)	(3,340)	(2,591)	(226)	(709)	(6)	2,112	(4,760)	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)
Research and development	(16)	(59)	(2)	—	(36)	—	(113)	(36)	(85)	(5)	—	(49)	—	(175)	(22)	(25)	(1)	—	(23)	—	(71)
Depreciation, depletion and amortization	(197)	(149)	(25)	(20)	(1)	—	(392)	(182)	(149)	(25)	(21)	(2)	—	(379)	(134)	(19)	(14)	(14)	—	—	(181)

Operating income	1,565	819	98	255	(35)	—	2,702	1,415	457	103	247	(42)	—	2,180	1,106	30	65	155	(20)	—	1,336
Financial income	528	83	2	4	25	(521)	121	265	95	8	7	—	(194)	181	161	—	8	2	4	(133)	42
Financial expenses	(1,003)	(160)	(2)	(14)	(1)	521	(659)	(646)	(80)	(3)	(169)	(4)	194	(708)	(276)	(2)	(2)	(62)	(4)	133	(213)
Foreign exchange and monetary gains (losses), net	735	(8)	(3)	45	1	—	770	(26)	209	(4)	23	2	—	204	126	58	(11)	86	—	—	259
Gain on sale of investments	—	—	—	—	—	—	—	80	—	—	—	231	—	311	9	—	—	—	—	—	9
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	83	—	23	22	10	—	138	77	—	27	20	59	—	183	78	—	14	16	48	—	156
Income taxes	(394)	(200)	(3)	(45)	—	—	(642)	(235)	(251)	(9)	(56)	—	—	(551)	(246)	—	(3)	(46)	—	—	(295)
Minority interests	(21)	(88)	(2)	(102)	—	—	(213)	(19)	(190)	—	(18)	—	—	(227)	(67)	—	—	(56)	—	—	(123)

Net income	1,493	446	113	165	—	—	2,217	911	240	122	54	246	—	1,573	891	86	71	95	28	—	1,171

Sales classified by geographic destination:
Export market
America, except United States	300	376	6	203	—	(217)	668	326	437	9	206	—	(249)	729	271	1	6	131	—	(172)	237
United States	95	650	—	69	22	(79)	757	86	440	—	66	15	(49)	558	104	3	—	3	—	(41)	69
Europe	1,373	551	3	348	—	(734)	1,541	1,575	497	6	316	—	(700)	1,694	1,150	95	6	288	—	(580)	959
Middle East/Africa/Oceania	194	111	—	44	—	(103)	246	198	60	1	73	—	(58)	274	183	4	—	32	—	(68)	151
Japan	425	526	—	149	—	(214)	886	536	473	—	143	—	(220)	932	362	29	—	126	—	(144)	373
China	1,662	268	4	—	—	(695)	1,239	1,281	446	8	26	—	(486)	1,275	956	10	3	—	—	(316)	653
Asia, other than Japan and China	366	1,000	1	—	—	(162)	1,205	235	828	(1)	11	—	(190)	883	277	38	1	10	—	(128)	198

	4,415	3,482	14	813	22	(2,204)	6,542	4,237	3,181	23	841	15	(1,952)	6,345	3,303	180	16	590	—	(1,449)	2,640
Domestic market	770	109	331	159	—	(231)	1,138	736	100	336	136	—	(159)	1,149	536	55	294	89	7	(131)	850

	5,185	3,591	345	972	22	(2,435)	7,680	4,973	3,281	359	977	15	(2,111)	7,494	3,839	235	310	679	7	(1,580)	3,490

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2007
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,975	475	2,450	(72)	2,378	(800)	1,578	(173)	1,405	13,747	347	44
Pellets	508	106	614	(23)	591	(409)	182	(18)	164	709	10	570
Manganese	3	3	6	(1)	5	(9)	(4)	(1)	(5)	65	—	—
Ferroalloys	94	43	137	(11)	126	(107)	19	(4)	15	172	3	—

	2,580	627	3,207	(107)	3,100	(1,325)	1,775	(196)	1,579	14,693	360	614

Non ferrous
Nickel and other products (*)	3,185	43	3,228	—	3,228	(2,333)	895	(126)	769	18,588	434	294
Potash	—	32	32	(2)	30	(21)	9	(5)	4	187	6	—
Kaolin	42	8	50	(2)	48	(50)	(2)	(7)	(9)	280	31	—
Copper concentrate	121	25	146	(5)	141	(77)	64	(11)	53	1,482	40	—

	3,348	108	3,456	(9)	3,447	(2,481)	966	(149)	817	20,537	511	294

Aluminum
Alumina	243	—	243	(3)	240	(175)	65	(11)	54	1,941	70	—
Aluminum	324	72	396	(15)	381	(179)	202	(9)	193	435	15	—
Bauxite	10	—	10	—	10	(10)	—	—	—	687	44	122

	577	72	649	(18)	631	(364)	267	(20)	247	3,063	129	122

Logistics
Railroads	—	242	242	(41)	201	(111)	90	(21)	69	748	8	256
Ports	3	63	66	(12)	54	(38)	16	(3)	13	837	7	—
Ships	11	12	23	(2)	21	(23)	(2)	(2)	(4)	52	8	—

	14	317	331	(55)	276	(172)	104	(26)	78	1,637	23	256

Others	23	14	37	(2)	35	(53)	(18)	(1)	(19)	1,235	83	1,644

	6,542	1,138	7,680	(191)	7,489	(4,395)	3,094	(392)	2,702	41,165	1,106	2,930

(*)	Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	December 31, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,163	484	2,647	(59)	2,588	(1,183)	1,405	(152)	1,253	13,235	820	48
Pellets	432	112	544	(24)	520	(311)	209	(17)	192	593	61	529
Manganese	11	4	15	—	15	(56)	(41)	(1)	(42)	65	7	—
Ferroalloys	99	48	147	(12)	135	(120)	15	(5)	10	186	11	—

	2,705	648	3,353	(95)	3,258	(1,670)	1,588	(175)	1,413	14,079	899	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	43	43	(2)	41	(26)	15	(7)	8	178	7	—
Kaolin	62	8	70	(4)	66	(63)	3	(6)	(3)	249	19	—
Copper concentrate	152	31	183	(8)	175	(67)	108	(16)	92	1,386	41	—

	3,000	98	3,098	(14)	3,084	(2,423)	661	(153)	508	19,006	550	222

Aluminum
Alumina	338	—	338	2	340	(238)	102	(13)	89	1,805	170	—
Aluminum	263	65	328	(14)	314	(143)	171	(7)	164	415	26	—
Bauxite	8	—	8	—	8	(8)	—	—	—	609	95	164

	609	65	674	(12)	662	(389)	273	(20)	253	2,829	291	164

Logistics
Railroads	—	247	247	(45)	202	(110)	92	(17)	75	720	26	222
Ports	4	65	69	(12)	57	(39)	18	(4)	14	222	6	—
Ships	12	14	26	(1)	25	(16)	9	(3)	6	45	2	—

	16	326	342	(58)	284	(165)	119	(24)	95	987	34	222

Others	15	12	27	(2)	25	(107)	(82)	(7)	(89)	1,106	7	1,168

	6,345	1,149	7,494	(181)	7,313	(4,754)	2,559	(379)	2,180	38,007	1,781	2,353

(*)	Includes the product nickel co-products and by products (copper, precious metals, cobalt and others).

Operating segment – after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	March 31, 2006
										Property,	Addition to
								Depreciation,		Plant and	Property,
	Revenues			Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635

Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper concentrate	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—

Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218

Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183

Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

16	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

For new derivative contracts entered into since January 1, 2007, to protect against commodity prices on 80% aluminum product sales over the next two years we have designated such derivatives (forwards and zero-cost collars) as cash flow hedges. The effect of hedge accounting was not relevant to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest
	rates			Aluminum
	(LIBOR)	Currencies	Gold	Products	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at January 1, 2007	6	(16)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(3)	5	12	29	38	(12)	—	69
Unrealized gains (losses) in the period	(1)	160	(3)	8	(49)	(24)	(6)	85
Effect of exchange rate changes	—	4	(2)	(12)	3	—	—	(7)

Unrealized gains (losses) at March 31, 2007	2	153	(46)	(293)	(306)	(20)	(26)	(536)

Unrealized gains (losses) at October 1, 2006	(1)	35	(51)	(195)	3	—	—	(209)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	—	(6)	7	22	—	(88)	—	(65)
Unrealized gains (losses) in the period	3	(54)	(8)	(142)	63	42	2	(94)
Effect of exchange rate changes	—	—	(1)	(3)	—	—	—	(4)

Unrealized gains (losses) at December 31, 2006	6	(16)	(53)	(318)	(298)	16	(20)	(683)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Financial settlement	—	—	4	28	—	—	—	32
Unrealized gains (losses) in the period	1	—	(12)	(33)	—	—	—	(44)
Effect of exchange rate changes	—	—	(4)	(21)	—	—	—	(25)

Unrealized gains (losses) at March 31, 2006	(3)	1	(58)	(236)	—	—	—	(296)

Except as described above unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Products Aluminum	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008

Supplemental Financial Information (unaudited)
Additional Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.
(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — unaudited)

	Three-month periods ended
		December 31,
	March 31,2007	2006	March 31,2006
Current debt
Current portion of long-term debt — unrelated parties	746	711	1,217
Short-term debt	1,021	723	67
Loans from related parties	30	25	38

	1,797	1,459	1,322

Long-term debt
Long-term debt -unrelated parties	21,682	21,122	4,740
Loans from related parties	1	1	1

	21,683	21,123	4,741

Gross debt (current plus long-term debt)	23,480	22,582	6,063

Interest paid over:
Short-term debt	(1)	(1)	(1)
Short-term debt	(205)	(252)	(94)

Interest paid	(206)	(253)	(95)
EBITDA	3,184	2,623	1,629
Shareholedr’s Equity	22,142	19,673	16,555
LTM (2) EBITDA/ LTM (2) Interest paid	15.63	15.94	27.08
Gross Debt /LTM (2) EBITDA	2.19	2.47	0.84
Gross debt/ Equity Capitalization (%)	51	53	27

Financial expenses
Third party- local debt	(123)	(29)	(13)
Third party-foreign debt	(242)	(264)	(53)
Related Party debt	(2)	(1)	(2)

Gross interest	(367)	(294)	(68)
Labor and civil claims and tax-related actions	(15)	(28)	(26)
Tax on financial transactions-CPMF	(53)	(84)	(21)
Derivatives (Interest rate/Currencies)	161	(49)	1
Derivatives (Gold/Alumina/Aluminium/ Copper /Energy)	(76)	(48)	(67)
Others	(309)	(205)	(32)

	(659)	(708)	(213)

Financial income
Cash and cash equivalents	24	84	29
Others	97	97	13

	121	181	42

Financial expenses, net	(538)	(527)	(171)

Foreign exchange and monetary gain (losses), net (1)	770	204	259

Financial result, net	232	(323)	88

(1) Includes foreign exchange gain(loss) on derivatives in the amount of US$10, US$3, US$22, for the three-month periods ended March 31,2007, December 31,2006 and March 31,2006, respectively.
(2) Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	As of and for the three-month periods ended
	March 31, 2007	December 31, 2006	March 31, 2006
Operating income	2,702	2,180	1,336
Depreciation	392	379	181

	3,094	2,559	1,517
Dividends received	90	64	112

EBITDA	3,184	2,623	1,629

Net operating revenues	7,489	7,313	3,340
Margin EBITDA	42.5%	35.9%	48.8%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month periods ended
	March 31, 2007		December 31, 2006		March 31, 2006
		Operating		Operating		Operating
	EBITA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	2,217	2,217	1,573	1,573	1,171	1,171
Income tax - deferred	(191)	(191)	237	237	53	53
Income tax - current	833	—	314	—	242	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(138)	(138)	(183)	(183)	(156)	(156)
Foreign exchange and monetary gains, net	(770)	(772)	(204)	(576)	(259)	(291)
Financial expenses, net	538	173	527	79	171	(28)
Minority interests	213	213	227	227	123	123
Gain on sale of investments	—	—	(311)	(311)	(9)	(9)
Net working capital	—	352	—	1,298	—	(787)
Others	—	(54)	—	56	—	102

Operating income	2,702	1,800	2,180	2,400	1,336	178
Depreciation, depletion and amortization	392	392	379	379	181	181
Dividends received	90	90	64	64	112	112

	3,184	2,282	2,623	2,843	1,629	471

Operating cash flows		2,282		2,843		471
Income tax		833		314		242
Foreign exchange and monetary gains		2		372		32
Financial expenses		365		448		199
Net working capital		(352)		(1,298)		787
Others		54		(56)		(102)

EBITDA		3,184		2,623		1,629

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Anibal Moreira dos Santos
Vice Chairman
Demian Fiocca	Bernard Appy

Francisco Augusto da Costa e Silva	José Bernardo de Medeiros Neto

Hiroshi Tada

João Batista Cavaglieri	Executive Officers

Jorge Luiz Pacheco	Roger Agnelli
Chief Executive Officer

José Ricardo Sasseron

Oscar Augusto de Camargo Filho	Carta Grasso
Executive Officer for Human Resources and Corporate Services

Renato da Cruz Gomes

Sandro Kohler Marcondes
Eduardo de Salles Bartolomeo
Executive Officer for Logistics

Advisory Committees of the Board of Directors
Controlling Committee	Fábio de Oliveira Barbosa
Antonio José de Figueiredo Ferreira	Chief Financial Officer and Investor Relation
Paulo Roberto Ferreira de Medeiros	Gabriel Stoliar
Executive Officer for Planning

Executive Development Committee	José Carlos Martins
Arlindo Magno de Oliveira	Executive Officer for Ferrous Minerals
João Moisés de Oliveira
Oscar Augusto de Camargo Filho	José Lancaster
Executive Officer for Copper, Coal and Aluminum

Strategic Committee
Roger Agnelli	Murilo de Oliveira Ferreira
Gabriel Stoliar	Executive Officer for Nickel
Demian Fiocca
Mário da Silveira Teixeira Júnior	Tito Botelho Martins
Oscar Augusto de Camargo Filho	Executive Officer for Corporate Affairs
Sérgio Ricardo Silva Rosa

Finance Committee
Fábio de Oliveira Barbosa	Marcus Vinícius Dias Severini
Wanderlei Viçoso Fagundes	Chief Officer of Control Department
Ivan Luiz Modesto Schara

Governance and Sustainability Committee
Renato da Cruz Gomes	Vera Lúcia de Almeida Pereira Elias
Ricardo Carvalho Giambroni	Chief Accountant
Ricardo Simonsen	CRC-RJ-043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 9, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer